

Mail Stop 3233

October 10, 2017

Via E-mail
Thomas O'Malley
Chief Financial Officer, Treasurer and Vice President
Global Self Storage, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005

> **Re: Global Self Storage, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 001-12681**

Dear Mr. O'Malley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 13

1.   In future filings, please include a reconciliation of net operating income to the most comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K. This comment is also applicable to the extent NOI is disclosed in earnings releases filed as exhibits to Form 8-K.

Consolidated Statement of Comprehensive Loss, page F-7

2.   We note that you recorded a $1.1 million unrealized loss on investment securities available for sale for the period ended December 31, 2016. Please reconcile this to your

disclosure on page F-20, which discloses that all of your available for sale investment securities are in a significant unrealized gain position.

Note 2. Summary of Significant Accounting Policies

Real Estate Assets, page F-17

3.   We note that your legacy real estate assets are carried at the appreciated value as of the effective date of your conversion to '34 Act reporting company. Please tell us and revise your disclosure in future filings to clarify whether these assets are being depreciated.

Note 6. Acquisitions, page F-21

4.   It does not appear that you have filed audited income statements for any of the properties acquired in 2016. Please tell us how you determined that such financial statements were not required under Rule 8-06 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities